Exhibit (a)(1)(vi)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 13, 2024, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Deciphera Pharmaceuticals, Inc.

at

$25.60 Net Per Share in Cash,

pursuant to the Offer to Purchase, dated May 13, 2024,

by

Topaz Merger Sub, Inc.,

a wholly-owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

Topaz Merger Sub, Inc., (the “Purchaser”) a Delaware corporation and a wholly-owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $25.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON JUNE 10, 2024, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the following conditions: (i) there shall have been validly tendered (and not validly withdrawn prior to the Expiration Time (as defined below) Shares that, considered together with all other Shares beneficially owned by Parent and its controlled affiliates but excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware (the “DGCL”)), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated; and (iii) no applicable international, multinational, national, regional, federal, territorial, domestic, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body legally entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature of competent and applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger; the representations and warranties of the Company contained in the Merger Agreement (as defined below) shall be accurate, subject to customary materiality thresholds and exceptions; the Company shall have performed or complied in all material respects with its covenants and agreements contained in the Merger Agreement; since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined in the Merger Agreement); and the Merger Agreement shall not have been terminated in accordance with its terms.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2024 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger (the “Effective Time”), all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any of their direct or indirect subsidiaries, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights as of the Effective Time), will be canceled and converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, the Company’s board of directors has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the Transactions, including the Offer and Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Minimum Condition is satisfied, then as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement, the parties intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Accordingly, the parties do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•	if, at the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined in the Merger Agreement) has not been satisfied, or waived by

Parent or Purchaser if permitted by the Merger Agreement, then, upon the Company’s written request, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days each, or for such longer period as the parties may agree, in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that Purchaser is not required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date (defined in the Merger Agreement as January 29, 2025, or as March 1, 2025 in the event the End Date has been extended as provided in the Merger Agreement); and

•

Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by applicable law, or any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market LLC or its staff or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Purchaser expressly reserves the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to (i) amend, modify or waive the Minimum Condition; (ii) decrease the number of Shares sought to be purchased by Purchaser in the Offer; (iii) reduce the Offer Price except as required or provided by the terms of the Merger Agreement; (iv) accelerate, extend or otherwise change the Expiration Time of the Offer except as required or provided by the terms of the Merger Agreement or terminate or withdraw the Offer (except upon a valid termination of the Merger Agreement pursuant to the terms set forth therein); (v) change the form of consideration payable in the Offer; (vi) impose any condition to the Offer in addition to the Offer Conditions set forth in Section 17—“Certain Conditions to the Offer” in the Offer to Purchase; (vii) amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such); or (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Offer will expire at one minute after 11:59 p.m., New York City time, on June 10, 2024, unless the Offer is extended pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.

Subject to the satisfaction or waiver of all the Offer Conditions set forth in Section 17—“Certain Conditions to the Offer” in the Offer to Purchase, Purchaser will accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the Expiration Time (as it may be extended in accordance with the Merger Agreement) (or, at Parent’s election, concurrently with the Expiration Time if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”). Purchaser will promptly (and in any event within one business day after the Acceptance Time) instruct the Depositary to pay for all Shares validly tendered (and not validly withdrawn) in the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to stockholders’ rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (a) the certificates evidencing such Shares (the “Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of certain book-entry transfers, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3—“Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 12, 2024, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and Purchaser’s determination shall be final and binding. Purchaser also reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Parent’s and Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Parent, Purchaser, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material U.S. Federal Income Tax

Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor New York, NY 10104

Shareholders, Banks and Brokers Call Toll Free: 888-293-6812

May 13, 2024